UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated July 14, 2009.

Exhibit 99.1

GOLAR LNG ANNOUNCEMENT OF FILING OF 2008 FORM 20-F ANNUAL REPORT

Golar announces that it has filed its Form 20-F for the year ended December 31, 2008 with the Securities and Exchance Commission in the U.S.A.

July 13, 2009

The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Golar Management Limited – +44 207 063 7900
Gary Smith: Chief Executive Officer
Graham Robjohns: Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: July 14, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer